

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via E-mail
Mr. Randy R. Wiese
Chief Financial Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re:** **CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 0-27512**

Dear Mr. Wiese:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1. We note that you aggregate software, maintenance and services in your revenues and the related cost of revenues line items in your Consolidated Statements of Income. Please tell us how you considered providing separate disclosure of software product and service revenues and the related cost of revenues pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 47

2. We note from your disclosure on page 58 that you earn revenue from conversion/set-up fees as part of your processing and related services arrangements. Please tell us the period these conversion/set-up fees are recognized. As part of your response, please tell us whether these conversion/set-up services have standalone value and if not, please tell us whether you are recognizing revenue related to these services over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

Item 9A. Controls and Procedures

(d) Changes in Internal Control over Financial Reporting, page 71

3. You disclose that there were no changes in your internal control over financial reporting that occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm whether there were any changes that occurred during the fourth quarter of 2012 that materially effected, or are reasonably likely to materially effect your internal control over financial reporting. Please also confirm that your disclosure in future filings will comply with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief